UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Canadian Natural Resources Limited

 (Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

136385507

(CUSIP Number)

Royal Dutch Shell plc
Linda Szymanski
Carel van Bylandtlaan 30
The Hague 2596 HR
The Netherlands
+31 703779111

Copies to:
Andrew J. Pitts Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 CUSIP No. 136385507

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Royal Dutch Shell plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
97,560,975

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
97,560,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,560,975

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 1,115,606,000 Common Shares issued and outstanding as of March 31, 2017, as reported in the Issuer’s Current Report on Form 6-K, filed on May 8, 2017.

CUSIP No. 136385507

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shell Petroleum N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
97,560,975

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
97,560,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,560,975

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 1,115,606,000 Common Shares issued and outstanding as of March 31, 2017, as reported in the Issuer’s Current Report on Form 6-K, filed on May 8, 2017.

CUSIP No. 136385507

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shell Gas B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
97,560,975

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
97,560,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,560,975

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 1,115,606,000 Common Shares issued and outstanding as of March 31, 2017, as reported in the Issuer’s Current Report on Form 6-K, filed on May 8, 2017.

Item 1.	Security and Issuer

This statement relates to the common shares, no par value (“CNQ Common Shares”), of Canadian Natural Resources Limited, a corporation organized under the laws of the Province of Alberta, Canada (the “Issuer”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive office of the Issuer is 2100, 855 – 2 Street S.W., Calgary, Alberta T2P 4J8.

Item 2.	Identity and Background

(a) – (c) This statement is being filed jointly on behalf of (i) Royal Dutch Shell plc, a public company limited by shares existing under the laws of England and Wales (“Shell”), (ii) Shell Petroleum N.V., a Dutch public limited liability  company and a wholly owned subsidiary of Shell (“Shell Petroleum”), and (iii) Shell Gas B.V., a Dutch private limited liability  company and a wholly owned subsidiary of Shell Petroleum (“Shell Gas”), and together with Shell and Shell Petroleum, the “Reporting Persons”). The address of the principal business office and principal office of each of the Reporting Persons is Carel van Bylandtlaan 30, The Hague 2596 HR, The Netherlands. Set forth in Schedule I attached hereto, which is incorporated herein by reference, is the name, citizenship, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the Reporting Persons’ directors and executive officers.
Shell and its consolidated subsidiaries explore for crude oil and natural gas worldwide, both in conventional fields and from sources such as tight rock, shale and coal formations. Shell works to develop new crude oil and natural gas supplies from major fields. Shell cools natural gas to produce liquefied natural gas (“LNG”) that can be safely shipped to markets around the world, and Shell converts gas to liquids. Shell’s portfolio of refineries and chemical plants enables Shell to capture value from the oil and gas that Shell produces, turning them into a range of refined and petrochemical products which are moved and marketed around the world for domestic, industrial and transport use. The products Shell sells include gasoline, diesel, heating oil, aviation fuel, marine fuel, LNG for transport, lubricants, bitumen and sulphur. Shell also produces and sells ethanol from sugar cane in Brazil, through Shell’s Raízen joint venture.
(d) – (e) During the last five years, none of the Reporting Persons nor any of the individuals referred to in Schedule I hereto have (a) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The CNQ Common Shares beneficially owned by the Reporting Persons were acquired pursuant to a purchase and sale agreement (the “Purchase and Sale Agreement”) dated as of March 8, 2017, by and between Shell Canada Limited, Shell Canada Energy, Shell Canada Resources, the Issuer and CNRL Upgrading Limited, as assigned to Canadian Natural Upgrading Limited. On May 31, 2017 (the “Closing Date”), pursuant to the Purchase and Sale Agreement, the Reporting Persons acquired 97,560,975 CNQ Common Shares and cash in exchange for Shell’s entire 60 percent interest in the Athabasca Oil Sands Project, its 100 percent interest in the Peace River Complex in-situ assets, including Carmon Creek, and a number of undeveloped oil sands leases in Alberta, Canada.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the CNQ Common Shares in connection with the consummation of the transactions described in Item 3 above. Certain rights and obligations of the Reporting Persons and their affiliates with respect to transfers of the CNQ Common Shares, as well as certain other matters, are set forth in the Registration Rights Agreement described in Item 6 below.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, dispose of any CNQ Common Shares held by them.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of the date of this filing, the Reporting Persons are the beneficial owners of 97,560,975 CNQ Common Shares, which constitutes approximately 8.0% of the CNQ Common Shares of the CNQ Common Shares issued and outstanding. Except as set forth in this item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule I hereto beneficially owns any CNQ Common Shares.

(c) Except as set forth in Item 4 and this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed on Schedule I hereto has effected any transaction in the CNQ Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the CNQ Common Shares reported in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer granted Shell Canada Energy, Shell Canada Resources and Shell Gas (the “Holders”), wholly owned, indirect subsidiaries of Shell, certain registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”), dated as of the Closing Date, with respect to any CNQ Common Shares held by the Holders. The following description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.
The Registration Rights Agreement provides that the Issuer shall, within 100 days of the Closing Date (the “Shelf Qualification Right”), prepare and file a preliminary and final short form base shelf prospectus covering the distribution of the CNQ Common Shares in certain Canadian jurisdictions, as well as a registration statement with the United States Securities and Exchange Commission to effect a registration of the registrable securities in the United States.

The Registration Rights Agreement provides the Holders with the right, subject to certain “black-out” rights of the Issuer, at any time during the period commencing, with respect to the distribution of registrable securities in Canada, on the date of the issuance of the receipt in respect of the final base shelf prospectus filed in Canada pursuant to the Shelf Qualification Right, and with respect to the registration of registrable securities in the United States on the date the applicable registration statement becomes effective, and in each case terminating on the date on which the Holders hold in aggregate less than 0.75% of the CNQ Common Shares issued and outstanding (the “Qualification Period”), to effect an offering by the Holders of all or part of their registrable securities included in the applicable base shelf prospectus or registration.

In addition, if during the Qualification Period the Issuer proposes to file a prospectus, prospectus supplement or registration statement in Canada and/or the United States with respect to CNQ Common Shares or any securities convertible into, or exchangeable or exercisable for, CNQ Common Shares, subject to certain limitations, the Issuer will be required to provide written notice to the Holders of its intention to do so. Pursuant to the Registration Rights Agreement, the Issuer will be required to use reasonable efforts to include in the proposed distribution such number of registrable securities as the Holders shall request on the same terms and conditions as the Issuer’s proposed distribution, or in the case of a distribution by the Issuer of securities convertible into, or exchangeable or exercisable for, CNQ Common Shares, on such terms as may be reasonably satisfactory to the Holders.

The Registration Rights Agreement includes provisions providing for each of the Issuer and the Holders to indemnify each other for losses or claims caused by the applicable party’s inclusion of a misrepresentation in disclosure included in a prospectus related to a distribution and for non-compliance with applicable securities laws. The Registration Rights Agreement also includes provisions providing for each of the Issuer and the Holders to deliver lock-up agreements in certain circumstances restricting the transfer of CNQ Common Shares for 90 days following the pricing of an offering, and for the Issuer, to use reasonable best efforts to cause its directors to deliver similar lock-up agreements. Each Holder also agrees that it will not, and will cause its affiliates to not, acquire any CNQ Common Shares or securities convertible into or exchangeable or exercisable for CNQ Common Shares during the Qualification Period.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person or entity referred to in Item 2 (Including those listed on Schedule I), or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement, dated as of May 31, 2017, by and among the Reporting Persons.
2.	Registration Rights Agreement, dated as of May 31, 2017, by and between Shell Canada Limited, Shell Canada Energy, Shell Canada Resources, Shell Gas B.V. and Canadian Natural Resources Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2017

ROYAL DUTCH SHELL PLC

By:	/s/ Linda Szymanski
Name: Linda Szymanski
Title: Company Secretary

SHELL PETROLEUM N.V.

By:	/s/ Linda Szymanski
Name: Linda Szymanski
Title: Director

SHELL GAS B.V.

By:	/s/ Stephen Rees
Name: Stephen Rees
Title: Director

SCHEDULE I
Royal Dutch Shell plc
 Directors and Executive Officers

The name, citizenship and current principal occupation or employment of each director and executive officer of Shell are set forth below. The business address of each director and officer is Carel van Bylandtlaan 30, The Hague 2596 HR, The Netherlands. Unless otherwise indicated, the current business telephone number for each person is +31 703779111.

Name	Principal Occupation or Employment	Citizenship
Guy Elliott	Member, UK Takeover Panel; Chairman, Code Committee of the UK Takeover Panel.	England
Euleen Goh
Chairman, SATS Limited; Director, CapitaLand Limited, DBS Bank Limited, DBS Group Holdings Limited and Singapore Health Services Pte Limited; Trustee, Singapore Institute of International Affairs Endowment Fund and Temasek Trust.
Singapore
Charles Holliday	Director, HCA Holdings, Inc.	United States
Gerard Kleisterlee	Chairman, Vodafone Group plc; Chairman of the Supervisory Board, ASML Holding N.V.	The Netherlands
Nigel Sheinwald	Director, Invesco Limited and Raytheon UK; Senior Adviser, Universal Music Group; Visiting Professor and Council Member, King’s College, London.	England
Linda Stuntz	Partner, Stuntz, Davis & Staffier, P.C.; Director, Edison International.	United States
Hans Wijers	Deputy Chair; Chairman, Supervisory Board of Heineken N.V.; Member, Supervisory Board of HAL Holding N.V.	The Netherlands
Catherine Hughes	Director of Precision Drilling Corp. and SNC-Lavalin Group Inc.	Canada, France
Gerrit Zalm	Retired.	The Netherlands

Shell Petroleum N.V.
 Directors and Executive Officers

The name, citizenship and current principal occupation or employment of each director and executive officer of Shell Petroleum are set forth below. The business address of each director and executive officer is Carel van Bylandtlaan 30, The Hague 2596 HR, The Netherlands. Unless otherwise indicated, the current business telephone number for each person is +31 703779111.

Name	Principal Occupation or Employment	Citizenship
Ben van Beurden	Chief Executive Officer	The Netherlands
Harry Brekelmans	Projects & Technology Director	England
Martin ten Brink	EVP Controller	The Netherlands
Andrew Brown	Upstream Director	England
Ronan Cassidy	Chief Human Resources & Corporate Officer	England
Donny Ching	Legal Director	Malaysia
Peter van Driel	VP Accounting & Reporting	The Netherlands
Alan McLean	EVP Taxation	England
Linda Szymanski	General Counsel Corporate and Company Secretary RDS	United States
Jessica Uhl	Chief Financial Officer	United States

Shell Gas B.V.
 Directors and Executive Officers

The name, citizenship and current principal occupation or employment of each director and executive officer of Shell Gas are set forth below. The business address of each director and executive officer is Carel van Bylandtlaan 30, The Hague 2596 HR, The Netherlands. Unless otherwise indicated, the current business telephone number for each person is +31 703779111.

Name	Principal Occupation or Employment	Citizenship
H.W. Baron van Tuyll van Serooskerken	Finance Manager IT Upstream IG & UR	The Netherlands
Marit Eshuis	Controller Group Service Companies	The Netherlands
Caroline Omloo	Associate General Counsel Corporate & Finance	The Netherlands
Stephen Rees	General Counsel Integrated Gas	England
Irene Ros	Global Transfer Pricing Manager	The Netherlands